Exhibit 99.1

News Release
Nyrstar and Sims Metal Management reach
conditional agreement to sell
Australian Refined Alloys’ secondary lead producing facility in Sydney, Australia
15 November 2011
Nyrstar NV (Nyrstar) and Sims Metal Management Limited (ASX: SGM) (SimsMM) today announced that they had reached a conditional agreement to sell their respective interests in the secondary lead producing facility in Sydney, Australia of Australian Refined Alloys (ARA) to companies associated with Renewed Metal Technologies for a total sale price of approximately A$80 million, subject to a customary working capital adjustment at completion.
Completion of the sale is subject to the approval of the Australian Competition and Consumer Commission (ACCC) and the Foreign Investment Review Board (FIRB). Subject to the parties receiving the requisite regulatory approvals, completion of the sale is expected to occur during early 2012.
Following the sale, Nyrstar and SimsMM will retain ARA’s secondary lead producing facility in Melbourne, Australia which will continue to be operated as a 50/50 joint venture.
About Australian Refined Alloys
ARA is a secondary lead producing 50/50 joint venture between Nyrstar and SimsMM. ARA has two facilities, one of which is located in Alexandria (Sydney, Australia) and the other in Laverton North (Melbourne, Australia). Total lead production in 2010 was approximately 37,900 tonnes (Sydney 20,700 tonnes and Melbourne 17,200 tonnes).
About Renewed Metal Technologies
Renewed Metals Technologies (RMT) is a privately held company that specialises in the recovery of renewable resources. RMT owns and operates a secondary lead producing facility in Wagga Wagga, New South Wales, Australia. For more information, visit www.rmt.au.com
About Nyrstar
Nyrstar is an integrated mining and metals business, with market leading positions in zinc and lead, and growing positions in other base and precious metals; essential resources that are fuelling the rapid urbanisation and industrialisation of our changing world. Nyrstar has mining, smelting, and other operations located in Europe, Australia, China, Canada, the United States and Latin America and employs over 6,600 people. Nyrstar is incorporated in Belgium and has its corporate office in Switzerland. Nyrstar is listed on NYSE Euronext Brussels under the symbol NYR. For further information please visit the Nyrstar website, www.nyrstar.com

About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 260 facilities and 6,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.